UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number __001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 10th July 2007	By	/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
	Title:	Country Head – Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 10th July, 2007 addressed to The New York Stock Exchange, New York, United States of America (USA) declaring the unaudited results for the first quarter ended 30th June, 2007, segment reporting, balance sheet as at the end of first quarter and the press release thereof.

10th July, 2007

To

The New York Stock Exchange,

New York,

USA

Dear Sir / Madam,

Re; Unaudited Financial Results for the quarter ended June 30, 2007

We attach herewith one file containing the unaudited financial results of the Bank for the first quarter ended 30th June, 2007 and the press release in respect thereof as approved at the Board Meeting held today.

The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/

Sanjay Dongre

Executive Vice - President (Legal) &

Company Secretary

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2007

(Rs. in lac)

	Particulars	Quarter ended 30-6-2007 (unaudited)	Quarter ended 30-6-2006 (unaudited)	Year ended 31-3-2007 (audited)
1	Interest Earned (a) + (b) + (c) + (d)	212588	150429	688902
a	Interest / discount on advances / bills	145362	90580	433415
b	Income on investments	61719	51951	229862
c	Interest on balances with Reserve Bank of India and other inter bank funds	5337	7824	25294
d	Others	170	74	331
2	Other Income	51582	29092	127514
A	Total Income (1+2)	264170	179521	816416
3	Interest Expended	108364	68666	317945
4	Operating Expenses ( e) + (f)	77438	55272	242080
e	Payment to and provision for employees	28388	16636	77686
f	Other operating expenses	49050	38636	164394
B	Total Expenditure (3) + (4) (excluding provisions & contingencies )	185802	123938	560025
C	Operating Profit (A – B) (Profit before provisions and contingencies)	78368	55583	256391
D	Other Provisions and Contingencies	30712	20400	92516
E	Provision for Taxes	15533	11253	49730
F	Net Profit (C-D-E)	32123	23930	114145
5	Paid up equity share capital (face value Rs. 10 each)	33319	31385	31939
6	Reserves excluding revaluation reserve			611376
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil
B	Capital adequacy ratio	13.1%	11.7%	13.1%
C	Earnings per share (face value Rs. 10/- each)
	Basic	10.0	7.6	36.3
	Diluted	10.0	7.5	36.1
8	Aggregate of Non-promoter shareholding
	-No. of shares	250744008	244988908	250528608
	-Percentage of shareholding	75.3%	78.1%	78.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

		(Rs. in lac)

Particulars	Quarter ended 30-6-2007 (unaudited)	Quarter ended 30-6-2006 (unaudited)	Year ended 31-3-2007 (audited)
1. Segment Revenue
a) Retail Banking	250938	168584	776488
b) Wholesale Banking	165842	111226	509043
c) Treasury	13168	9835	47339
Total	429948	289645	1332870
Less: Inter Segment Revenue	165778	110124	516454
Income from Operations	264170	179521	816416
2. Segment Results
a) Retail Banking	27437	22906	87571
b) Wholesale Banking	19470	13749	74674
c) Treasury	749	(1472)	1630
Total Profit Before Tax	47656	35183	163875
3. Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	288616	(380977)	223761
b) Wholesale Banking	146578	771358	257770
c) Treasury	326853	126859	127627
d) Unallocated	47645	39104	34157
Total	809692	556344	643315

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:

1.	The above results have been approved by the Board at its meeting held on July 10, 2007.

2.	During the quarter ended June 30, 2007, the Bank allotted 215400 shares pursuant to the exercise of stock options by certain employees.

3.	During the quarter ended June 30, 2007, stock options aggregating to 8305500 were granted to its employees by the Bank under its schemes titled ‘ESOS X”, “ESOS XI” and “ESOS XII”. These options have been granted at a price of Rs. 1098.70 per option.

4.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation and amortization on investments) from investments. In accordance with the Reserve Bank of India (RBI) circular under reference no. DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007 the bank has reclassified the amount of amortization of premia (for investments held in the Held to Maturity category) under ‘other income’. This was hitherto classified under ‘provisions and contingencies’. Consequently profit/(loss) on sale/revaluation of investments, net of amortization on investments amounted to Rs. (408) lac for the quarter ended June 30, 2007 and Rs. (6220) lac for the quarter ended June 30, 2006.

5.	Provision for Taxes includes Rs. 700 lac towards provision for Fringe Benefit Tax (FBT).

6.	Operating expense includes Rs. 10094 lac towards professional fees and Rs. 6362 lac towards depreciation on the Bank’s property for the quarter ended June 30, 2007.

7.	Effective April 1, 2007, the bank has adopted (AS) 15 (Revised 2005), Employee Benefits, issued by the Institute of Chartered Accountants of India. Pursuant to the adoption, the transitional obligations of the bank amounted to Rs. 8726 lac. As required by the standard, the obligation net of taxes, amounting to Rs. 5760 lac has been adjusted against the opening balance of reserves and surplus.

8.	During the quarter ended June 30, 2007, the bank obtained the Board approval and shareholder approval to raise equity share capital of US$ 1 billion or Rs. 4200 crore, whichever is higher as domestic public offering or as public or private offerings in one or more international markets. Approvals from the Board and shareholders were sought to allot 1,35,82,000 equity shares of Rs. 10/- each at a premium of Rs. 1013.49 per share on a preferential basis to HDFC Ltd. aggregating to Rs. 1390.1 crore. The said allotment was done on June 29, 2007.

9.	During the quarter ended June 30, 2007 the bank opened 69 branches and 111 ATMs taking the total number of branches and the ATMs to 753 branches and 1716 ATMs respectively.

10.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2007:

Opening: nil; Additions: 42; Disposals: 42; Closing: nil.

11.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

12.	The above results for the quarter ended June 30, 2007, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited (erstwhile The Stock Exchange, Mumbai) and The National Stock Exchange of India Limited.

13.	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: July 10, 2007	Managing Director

(Rs. in lac)

Summarised Balance Sheet	As at 30-06-2007	As at 30-06-2006
CAPITAL AND LIABILITIES
Capital	33319	31385
Reserves and Surplus	776373	524959
Employees’ Stock Options (Grants) Outstanding	—	4
Deposits	8160448	6063012
Borrowings	277508	414043
Other Liabilities and Provisions	1321878	936284

Total	10569526	7969687

ASSETS
Cash and Balances with Reserve Bank of India	847167	486561
Balances with Banks and Money at Call and Short notice	363139	219298
Investments	3516539	2844017
Advances	5383934	4056525
Fixed Assets	104359	90470
Other Assets	354388	272816

Total	10569526	7969687

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS (INDIAN GAAP)

FOR THE PERIOD APRIL – JUNE 2007

The Board of Directors of HDFC Bank Limited approved the bank’s (Indian GAAP) accounts for the quarter ended June 30, 2007 at its meeting on Tuesday, July 10, 2007. The accounts have been subjected to limited review by the bank’s statutory auditors.

FINANCIAL RESULTS:

Profit & Loss Account

The bank earned total income of Rs. 2,641.7 crores for the quarter ended June 30, 2007, as against Rs. 1,795.2 crores in the corresponding quarter ended June 30, 2006. Net revenues (net interest income plus other income) were Rs. 1,558.1 crores for the quarter ended June 30, 2007, an increase of 40.5% over Rs. 1,108.6 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) for the quarter ended June 30, 2007 was Rs.2125.9 crores, an increase of Rs.621.6 crores over the corresponding quarter ended June 30, 2006. Interest expenses grew by Rs.397.0 crores to Rs. 1083.6 crores for the quarter ended June 30, 2007. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2007 increased to Rs. 1,042.2 crores as against Rs. 817.6 crores for the quarter ended June 30, 2006, with net interest margin at around 4.2% as against around 4.1% for the quarter ended June 30, 2006.

Other income (non-interest revenue) registered a strong growth of 77.3% from Rs. 290.9 crores for the quarter ended June 30, 2006 to Rs. 515.8 crores for the quarter ended June 30, 2007. Other income (non-interest revenue) consisted principally of fees & commissions of Rs. 372.2 crores, foreign exchange & derivatives revenues of Rs. 146.5 crores, and profit/(loss) on sale / revaluation of investments of Rs. (4.1) crores, as against Rs. 290.6 crores, Rs. 55.8 crores and Rs. (62.2) crores respectively, for the quarter ended June 30, 2006. The profit/(loss) on sale/revaluation of investments has been adjusted for the amount of amortization of premia (on investments held in the Held to Maturity category), which hitherto was classified under provisions and contingencies, pursuant to RBI circular issued in April 2007.

Operating expenses to net revenue for the quarter ended June 30, 2007 improved marginally to 49.7% as against 49.9% for the quarter ended June 30, 2006. Provisions and contingencies for the quarter were Rs. 307.1 crores, primarily comprising specific provisions for non-performing assets and general provision for standard assets of Rs. 299.7 crores as against Rs. 185.4 crores for the quarter ended June 30, 2006. The growth is principally due to higher provisions for standard assets as a result of the enhanced general provisioning norms directed by RBI in the second half of fiscal 2007 on certain standard assets such as personal loans, credit card receivables, capital market exposures and real estate exposures and the classification of retail loans against securities as capital markets exposures from April 2007. After providing Rs. 155.3 crores for taxation, the Bank earned a Net Profit of Rs. 321.2 crores, a 34.2% increase over the quarter ended June 30, 2006.

Balance Sheet

Total balance sheet size as of June 30, 2007 was Rs. 105,695 crores, an increase of 32.6% over June 30, 2006. Total deposits were Rs. 81,604 crores, an increase of 34.6% over Rs. 60,630 crores as of June 30, 2006. Savings Account deposits were at Rs. 20,925 crores and Current Account deposits at Rs. 21,085 crores as of June 30, 2007, with average demand (CASA) deposits during the quarter remaining healthy at over 50% of total deposits. Net advances at Rs. 53,839 crores as of June 30, 2007 were up by 32.7% over June 30, 2006. Retail loans constituted 57% of the net advances as of June 30, 2007. The Bank’s total customer assets (including advances, corporate debentures, investments in securitized paper, etc) increased from Rs. 45,764 crores as of June 30, 2006 to Rs. 59,093 crores as of June 30, 2007.

BUSINESS UPDATE:

The bank added 69 branches during the quarter ended June 30, 2007 taking the branch network to 753 outlets in 320 cities from 535 outlets in 228 cities in June 2006. As of June 2007, the number of debit cards issued by the bank were over 4.3 million, while credit cards issued crossed the 3 million mark.

Portfolio quality as of June 30, 2007 remained healthy with net non-performing assets remaining stable at 0.4% of advances.

During the quarter ended June 30, 2007, the bank had obtained the Board and shareholder approvals to raise equity capital of US$ 1 billion or Rs. 4200 crores, whichever is higher, either as domestic public offering or as public or private offerings in one or more international markets. Approvals from the Board and shareholders were also obtained to allot 1,35,82,000 equity shares of Rs. 10/- each at a premium of Rs. 1013.49 per share on a preferential basis to Housing Development Finance Corporation Ltd. (HDFC) aggregating Rs. 1390.1 crores. The said allotment to HDFC was done on June 29, 2007.

The Bank’s Capital Adequacy Ratio (CAR) was at 13.1% as of June 30, 2007, of which Tier I CAR was 9.2%.

Note:	(i) Rs. = Indian Rupees
(ii) 1 crores = 10 million
(iii) All figures and ratios are in accordance with Indian GAAP

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.